Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 3 DATED JANUARY 8, 2016

TO THE PROSPECTUS DATED SEPTEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated September 29, 2015, Supplement No. 1 dated November 13, 2015, and Supplement No. 2 dated December 15, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	our issuance of Preferred Units and a summary of related amendments to the Amended and Restated Limited Liability Company Agreement and the December 30, 2011 Credit Agreement; and
•	the sale of common membership interests to S.K. Funding, LLC.

Status of Our Offering

  We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of January 7, 2016, we have issued approximately $1,447,000 of Notes in our Follow-on Offering. As of January 7, 2016, approximately $68,553,000 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Issuance of Preferred Units

On December 28, 2015, we entered into the Tenth Amendment to the Credit Agreement with Benjamin Marcus Homes, L.L.C. (“BMH”) and Investor’s Mark Acquisitions, LLC (“IMA”). Pursuant to the Tenth Amendment to the Credit Agreement, IMA and BMH agreed to purchase, and we agreed to issue, up to 5 Series B Cumulative Redeemable Preferred Units (the “Preferred Units”). On December 28, 2015, we and IMA also entered into the Series B Cumulative Redeemable Preferred Unit Purchase Agreement (the “Purchase Agreement”) which governs the terms of the issuance of the Preferred Units to IMA, as described in more detail below.

Authorization of Additional Preferred Units

In addition to the Tenth Amendment to the Credit Agreement and the Purchase Agreement, the parties entered into Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement (“Amendment No. 3”) on December 28, 2015. Pursuant to Amendment No. 3, we authorized an increase in the aggregate amount of Preferred Units to be issued to IMA and future investors from 10 to 30 Preferred Units. The terms of such future issuances are governed by the terms of Amendment No. 3.

Distribution Rate

Distributions on each Preferred Unit (the “Current Distributions”) are payable quarterly, at an annual fixed rate of 10% (the “Pay Rate”), until the redemption of such Preferred Units in accordance with Section 5 to Exhibit I of Amendment No. 3 (each such period a “Current Distribution Period”). Current Distributions shall be cumulative from the applicable date of issuance at the Pay Rate, and shall be declared and payable quarterly on February 28, May 31, August 31, and November 30 of each year or, if not a business day, the next succeeding business day, and commenced on May 31, 2015, and will be computed on the basis of a 360 day year and 90 days in the applicable period.

Current Distributions are payable only as a distribution on income. In the event that we have no net income during any given Current Distribution Period, the amount due is rolled forward to the next Current Distribution Period, which may continue only through the fourth quarter distribution of any year (which occurs in the following year), but no further. Accumulated but unpaid Current Distributions, if any, on the Preferred Units, will not accrue interest.

Redemptions

The Preferred Units may be redeemed by us, in whole or in part, at our option at any time. The redemption price for the Preferred Units will be equal to a redemption price per unit in cash in an amount equal to (the “Redemption Price”) the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption. The Preferred Units to be redeemed shall be determined at the sole discretion of our Board of Managers.

Covenants

Amendment No. 3 contains a number of covenants applicable to us, including, but not limited to, certain covenants that require us to take all necessary steps to ensure that neither us nor any of our Subsidiaries shall become an “investment company” within the meaning of such term under the Investment Registrant Act of 1940, and covenants that require us to give to each holder of Preferred Units written notice with regard to events reasonably expected to have a Material Adverse Effect on us or our Subsidiaries, or the occurrence of a Change of Control as defined in Amendment No. 3.

 Protective Provisions

Pursuant to the terms of Amendment No. 3, we and our subsidiaries are prohibited from undertaking the following activities while the Preferred Units are outstanding without first obtaining the prior written consent of the holders of a majority of the Preferred Units then outstanding (capitalized terms are as defined in Amendment No. 3):

•	engaging in a Change of Control; or

•	engaging in a sale of all or substantially all of such entity’s assets, tender offer for all or substantially all of its Common Units, shares of common stock or other common equity securities, as the case may be, or other similar transaction.

Issuance of Preferred Units to IMA and BMH

Pursuant to the Tenth Amendment to the Credit Agreement and the Purchase Agreement, we agreed to issue and sell to IMA and BMH, in multiple closings, up to 5 Preferred Units at a liquidation preference of $100,000 per unit. Specifically, IMA and BMH agreed to purchase 1/10th of a Preferred Unit for $10,000 upon the closing of each lot sold by IMA in the Tuscany subdivision or any subdivisions thereof and each lot sold by BMH in the Hamlets of Springdale subdivision phases 3, 4, and 5.

Sale of Common Equity to S.K. Funding, LLC

On April 25, 2015, our Chief Executive Officer, Daniel Wallach, and his wife, Joyce Wallach, entered into an LLC Unit Option to Purchase Agreement (the “Option Agreement”) with Seven Kings Holdings, Inc. (“7Kings”). 7Kings subsequently assigned the Option Agreement to its affiliate, S.K. Funding, LLC, on December 31, 2015. As more fully described in the prospectus, 7Kings was also a party to a purchase and sale agreement with us whereby 7Kings buys loans offered to it by us, and 7Kings also assigned its rights to that purchase and sale agreement to S.K. Funding, LLC. Additionally, 7Kings is an investor in our Notes offering as is the wife of the owner of 7Kings.

Pursuant to the Option Agreement, S.K. Funding, LLC was granted the option to purchase up to an aggregate amount of 10% of the outstanding Class A Common Units of the Company from Mr. and Mrs. Wallach for a purchase price of $2,472.423 per Class A Common Unit. On December 31, 2015, S.K. Funding, LLC exercised its option under the Option Agreement to purchase 4% of the outstanding Class A Common Units, consisting of 105.16 Class A Common Units, from Mr. and Mrs. Wallach. S.K. Funding, LLC therefore became the owner of 4% of our outstanding Class A Common Units. Accordingly, all references to Mr. and Mrs. Wallach owning, constructively owning, or beneficially owning all of our outstanding common membership interests are hereby amended to state that Mr. and Mrs. Wallach beneficially own a majority of our outstanding common membership interests.